Exhibit 1.01

A. O. Smith Corporation

Conflict Minerals Report

for the Year Ended December 31, 2017

This Report has been prepared by A. O. Smith Corporation (“A. O. Smith,” “we,” “us” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), which was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to certain minerals. The Rule imposes reporting obligations on SEC registrants (a “Covered Company” or “Covered Companies”) who manufacture products containing certain minerals, including tin, tantalum, tungsten, and gold (“3TG” or “conflict minerals”). These reporting requirements apply to Covered Companies regardless of the geographic origin of the 3TG and regardless of whether or not sales of 3TG fund armed groups in the Democratic Republic of the Congo or an adjoining country (the “DRC” or “Covered Countries”).

This Rule requires a Covered Company to conduct a “Reasonable Country of Origin Inquiry” that is designed to determine whether any of the 3TG in its products either originated in Covered Countries or were from recycled or scrap sources and, under certain circumstances, whether due diligence is required on the source and chain of custody of the 3TG. Pursuant to the Rule, if, based upon a reasonable country of origin inquiry, a Covered Company has reason to believe that any of the 3TG in its supply chain may have originated in one of the Covered Countries, or if a Covered Company is unable to determine the country of origin of 3TG, then it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the 3TG. Due to our limited ability to determine the origin and chain of custody of 3TG necessary to the functionality or production of our products as described herein, we are filing this Conflict Minerals Report.

1.	COMPANY OVERVIEW

A. O. Smith is a manufacturer of residential and commercial water heaters and boilers, as well as water treatment products for residential and light commercial applications, with manufacturing operations in the U.S., Canada, China, India, Mexico, the Netherlands and Turkey. This report does not include any products manufactured by William R. Hague, Inc., which we acquired during 2017. We will incorporate these products into our reporting process in 2018.

Our compliance process covered the supply chain for all of our operations. Specifically, we conducted an analysis of each of our products to identify those containing 3TG. This included reviewing our products’ bill of materials and consulting with procurement and engineering personnel. We believe there are, at a minimum, miniscule amounts of 3TG in virtually all of our products, which is necessary for product functionality.

Our Conflict Minerals Policy

We have adopted a statement on conflict minerals, which is publicly available on our website at http://www.aosmith.com. Click on “Investors,” then “Governance” and “Conflict Minerals Statement” in the column on the lower portion of the webpage.

Our Supply Chain

The products we manufacture are complex, typically containing hundreds of parts from suppliers worldwide. We reviewed our supplier list for all manufacturing locations and eliminated service providers, equipment vendors, other non-manufacturing suppliers, as well as vendors with whom we spent less than $5,000 in 2017 and redundant listings for our multiple plants. Based on that criteria, we identified approximately 790 direct suppliers of materials and components worldwide in 2017. There are multiple tiers between our suppliers and the 3TG smelter for a particular component, which makes it difficult for us to ascertain the ultimate source of 3TG in the products we manufacture. We must rely on our direct suppliers to work with their upstream suppliers to provide accurate information on the origin of the 3TG contained in the components and materials we purchase.

We surveyed all direct suppliers identified through this process. For consistency, we sent the same letter, translated as appropriate, to all identified suppliers globally, requesting that they provide us information regarding 3TG and smelters using the current template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “CMRT”). The EICC and GeSI are widely regarded as industry leaders in conflict minerals reporting. They jointly developed the CMRT to facilitate disclosure and communication of sourcing information regarding smelters and refiners that provide material to a manufacturer’s supply chain by providing a consistent framework for survey responses. The CMRT was updated in 2017 to provide more detailed information, and includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, information about its supply chain such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. The CMRT also has foreign language capability for many of our worldwide locations.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the CMRT and making follow-up inquiries represents our reasonable best opportunity to determine the countries and, in some cases, mines or locations of origin of 3TG in our supply chain. We reached this conclusion, in part, because of the EICC-GeSI Conflict-Free Smelter Program which operates in conjunction with the CMRT. This program is one of the industry leaders in the efforts to certify conflict-free smelters and provides a list of such smelters for manufacturers’ use. To ensure that we have access to the most up to date smelter information for the last several years, A. O. Smith has been a longstanding member of the Resource Materials Initiative (“RMI”), formerly known as the Conflict Free Smelter Initiative, which was created by the EICC-GeSI Conflict Free Smelter Program to develop tools and processes to improve conflict minerals due diligence. As outlined in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD

Guidance”), which is the internationally recognized standard on which our company’s system is based, we support RMI as an industry initiative that audits smelters’ and refiners’ due diligence activities. The data on which we relied for certain statements in this Conflict Minerals Report was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry Report for member AOSW.

Smelters or Refiners and Country of Origin of 3TG

Of the direct suppliers who responded to our survey, the majority indicated that the information they provided in their responses was at a supplier company level or a divisional level relative to the supplier, rather than at a level directly relating to a part number that the supplier provides to us. We specifically directed suppliers to designate smelters on the CMRT form, and more than [500] smelters were identified by our suppliers through this process. This is a reduction from over 900 smelters identified originally in 2014, and 550 in 2016 due in great part to the RMI’s efforts to review and eliminate redundant smelter entries. The RMI’s certification efforts are on-going and we review each smelter against its list. Of these, virtually all of the smelters identified by our suppliers are certified as Conflict-Free Smelters by the RMI. Our suppliers have identified three smelters in our supply chain that are located in Covered Countries and have not yet been RMI certified as conflict free. Accordingly, we will continue to monitor these smelters in our supply chain. The RMI’s smelter certification efforts are on-going, as is our review of the updated lists.

2.	OUR CONFLICT MINERALS COMPLIANCE PROGRAM

A.	Design of Our Compliance Program

Our conflict minerals compliance program has been designed to conform, in all material respects, with the OECD Guidance. The OECD Guidance is an internationally recognized due diligence framework. Our specific due diligence efforts are discussed below.

B.	Management Systems

(i) Conflict Mineral Statement

We adopted a conflict minerals statement related to 3TG sourcing which we posted on our website.

(ii) Our Internal Team

A. O. Smith established a multi-functional conflict minerals team in 2012 to support our supply chain due diligence related to 3TG and it remains in place as part of our conflict minerals compliance efforts. Our conflict minerals team includes subject matter experts from relevant functions, including legal, finance, procurement and supply chain, trade compliance, engineering and information systems. This team meets on an as needed basis. We also have similar teams in China, Europe and India that meet as necessary.

Our conflict minerals team is responsible for implementing our overall conflict minerals compliance program, led by our Vice President- Supply Chain. Our corporate compliance committee and senior management are regularly briefed about the results of our compliance efforts, and update the Audit Committee of our Board of Directors, as appropriate.

As part of our compliance efforts, we have identified supplier personnel whose primary responsibility relates to conflict minerals. Specifically, such personnel gather and review supplier information related to use of conflict minerals; track supplier responses in a centralized database, and follow up, as needed, with unresponsive suppliers, and coordinate our compliance efforts with the conflict minerals team in each of the foreign countries outside North America where A. O. Smith has manufacturing operations. For consistency, one employee served as the point of contact for all supplier and customer inquiries on 3TG, coordinating with the conflict minerals team, as necessary.

(iii) Training for Our Employees and Suppliers

We developed an internal training program to educate our employees who interface with suppliers and other external parties regarding A. O. Smith’s conflict minerals compliance efforts. For consistency, we have utilized the same training program with our employees worldwide, and translated it into local languages, as necessary. We felt this was important because these employees would be the first point of contact for our suppliers who had questions as to the Rule. We continue to cover the conflict minerals reporting requirements with our global sourcing team at least quarterly.

Since we utilize many of the same suppliers from year to year, most are familiar with the requirements of the law and our expectations. We trained new suppliers on our conflict minerals reporting requirements, as necessary. We also made training available on our dedicated supplier web portal throughout 2017. On this website, we also post our supplier letter, frequently asked questions and responses, and a link to the CMRT. We grouped all conflict minerals-related documents in a single electronic site for the convenience of our suppliers. We intend to update this web portal and re-deploy it in 2018.

We also sent detailed communications to all of our direct suppliers of materials and components worldwide (excluding service and non-manufacturing suppliers), outlining our expectations concerning supply chain due diligence, and directing suppliers to utilize the CMRT to provide information. Specifically, we sent an electronic letter to our global manufacturing suppliers, followed up with several email communications and then we personally contacted certain suppliers that had not responded. We also made follow-up calls as necessary to these suppliers. We translated these communications into seven foreign languages and completed mailings to suppliers of our foreign manufacturing facilities, using a similar follow-up approach to ensure suppliers to our foreign manufacturing locations responded.

C.	Control Systems

As a manufacturer of water heaters, boilers and water treatment equipment, A. O. Smith is multiple layers removed from the actual mining of 3TG minerals. We have been, however, engaged and actively cooperate with other manufacturers in industry-wide supply chain initiatives, particularly the RMI, which reviews smelters and certifies compliant smelters as being conflict-free. We utilized the RMI program as part of our due diligence efforts.

Our internal controls include our Code of Conduct, called the A. O. Smith Guiding Principles, which specifically refers to the conflict minerals Rule and outlines expected behaviors for all our employees; our Supplier Development Manual, which contains a regulatory compliance section on conflict minerals and enumerates our requirements from each supplier; our Supplier Assessment Form; our supplier contracts, which typically contain language requiring suppliers cooperation with our conflict minerals reporting requirements, and our dedicated supplier web portal, on which we have posted our conflict minerals-related materials, including our training program, supplier communications and the CMRT.

D.	Grievance Mechanism

We have longstanding grievance mechanisms available to employees, suppliers and customers to report violations of our policies, including our conflict minerals policy. This includes the Integrity Helpline, which is referenced in our A. O. Smith Guiding Principles and is available on our corporate website, http://www.aosmith.com. Click on “Investors,” then “Governance” and then our “Guiding Principles,” and then the appropriate language. The Guiding Principles are translated into nine languages to be easily understood by our employees and suppliers.

E.	Records Maintenance

We retain relevant documentation we have received in connection with our Reasonable Country of Origin Inquiry and due diligence, in compliance with the A. O. Smith Records Management Policy.

3.	OUR REASONABLE COUNTRY OF ORIGIN INQUIRY TO IDENTIFY AND ASSESS RISK IN OUR SUPPLY CHAIN

Our Reasonable Country of Origin Inquiry entailed surveying all direct suppliers of materials and components worldwide that were identified through our compliance process, which was approximately 790 suppliers. In 2017, we continued to require suppliers to use the EICC Form CMRT, and specifically required version 4.0 or newer form. This required substantially more effort by our suppliers, but provided substantially more information, particularly on smelters. We received responses from more than 90% of our surveyed suppliers, based on our total supplier spending. Most of these suppliers provided data at a supplier company level or divisional level relative to the supplier, rather than based on the part number that the supplier provided to us.

We relied on our direct suppliers to provide us with information about the source of 3TG contained in their materials or components. Our direct suppliers similarly relied upon information provided by their suppliers. We reviewed the supplier responses against criteria developed by our conflict minerals team to determine which required further investigation. The criteria included incomplete responses, inconsistencies within the data reported by suppliers, and responses inconsistent with the 3TG analysis of our engineers. In such instances, we worked directly with the suppliers in an effort to secure revised responses.

None of our direct suppliers reported that their products contain 3TG originating from a smelter that supports armed groups in a Covered Country. Our suppliers identified approximately 500 different smelter facilities, virtually all of which were certified as Conflict Free by the RMI. A small number of our direct suppliers either indicated that they did not source minerals from Covered Countries or that their parts and components are DRC conflict undeterminable. Like 2016, many of our suppliers indicated that they had experienced an improved response rate from their lower tier suppliers to their requests for information as the conflict minerals law and its requirements have become better known and understood, and their responses now encompass more than 75% of their supply chain. Notwithstanding, many of our suppliers stated that their parts and components are DRC conflict undeterminable, as defined in the Rule. Based on this, likewise we consider our products to be DRC conflict undeterminable.

4.	DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

We implemented the following steps to respond to potential risks we have identified in our supply chain:

•	Our senior management has been briefed in our efforts on a regular basis. The corporate compliance committee and the Audit Committee of our Board of Directors have been briefed on our compliance efforts as appropriate.

•	We adopted a statement on conflict minerals; stated our commitment to comply with conflict minerals Rules in the A. O. Smith Guiding Principles and enumerated our specific supplier expectations in our Supplier Development Manual.

•	We implemented a risk management plan that outlines our responses to any identified risks. As part of our risk management plan, we contacted each direct supplier that we surveyed by electronic letter, and followed up by further emails, telephone, or other means.

•	We required all suppliers to utilize the CMRT version 4.0 or newer form, so we could better track supplier information, particularly with respect to smelters.

•	We translated all supplier communications (letters and training materials) to appropriate languages for use by our foreign operations and to facilitate their education of foreign suppliers on the Rule’s requirements and our expectations.

•	We made conflict minerals compliance training available on our supplier web portal at no cost. We also provided training to our new suppliers and other suppliers upon request, to ensure they understood the Rule’s requirements and responded appropriately to our requests. We also made our employees available to answer suppliers’ questions.

•	We implemented a system to attempt to provide the conflict minerals information and the CMRT to every new supplier and to each existing supplier when a component was modified.

•	We incorporated conflict minerals provisions in our standard contracts.

•	We continued our membership in the RMI to afford us access to the latest information and input on conflict mineral matters.

•	In our 2017 review, we found no instance where it was necessary to implement risk mitigation efforts. We identified three smelters that we are monitoring because they are located in Covered Countries and have not yet been RMI certified. In addition, we engaged in regular on-going risk assessment through our annual conflict minerals survey of suppliers.

5.	INDEPENDENT PRIVATE SECTOR AUDIT

We did not have a direct relationship with 3TG smelters and refiners and did not perform or direct such audits of these entities within our supply chain. We supported smelter audits through our active participation in the RMI. We have not conducted an independent private sector audit of this Report, and none is required at this time under the Rules.

6.	REPORT ON SUPPLY CHAIN DUE DILIGENCE

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD. Following its filing with the SEC, it will be available on our website at http://www.aosmith.com. Click on “Investors,” then “Governance” and “Conflict Minerals Report” in the column on the lower portion of the webpage.

7.	FUTURE STEPS

We continue to develop methods, implement tools and adopt procedures that are designed to be both auditable and conform to the OECD Guidance in all material respects. In the next compliance period, we intend to make a good faith effort to further improve our conflict minerals program and further mitigate any risk that the necessary 3TG in our products could benefit armed groups in a Covered Country by taking the following steps:

•	Encourage suppliers to provide us with the names of smelters and refiners, utilizing the CMRT and continue our efforts to educate our suppliers about our expectations.

•	Continue our efforts to improve the accuracy and completeness of A. O. Smith’s smelter list, using the RMI as our guide.

•	Continue our active member role in the RMI and support its efforts to certify conflict free smelters.

•	Continue our efforts to partner with trade and manufacturer organizations to encourage suppliers to implement responsible sourcing practices with a “conflict free” supply chain.

•	Continue to engage with suppliers and direct them to training resources as part of our efforts to increase the response rate and improve the content of the supplier survey responses.

•	Monitor our suppliers that have identified smelters in Covered Countries and engage any of our suppliers found to be providing us with 3TG from sources that support armed groups in the Covered Countries to establish an alternative source that does not support armed groups.

•	Work with the OECD, RMI, our trade associations and other groups to define and improve reporting practices and encourage responsible sourcing of 3TG in accordance with the OECD Guidance, and expand the list of conflict free smelters.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our expectations and assumptions to not be accurate. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the challenges associated with understanding our entire supply chain to reach the source of conflict minerals; changes in law, regulations and the implementation of such laws and regulations concerning conflict minerals; and evolving practices that may influence our future actions.

Forward-looking statements included in this filing are made only as of the date of this filing, and the company is under no obligation to update these statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributed to the company, or persons acting on its behalf, are qualified entirely by these cautionary statements.